Address
Ms Cecilia Blye Chief, Office of Global Security Risk Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 United States	Katie Murray Director of Finance Level 12, 280 Bishopsgate London EC2M 4RB
Telephone: +44 (0) 20 7672 0202

Website: www.rbs.com

22 December 2015	Email: katie.murray@rbs.com

Dear Ms. Blye

National Westminster Bank Plc

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 30, 2015

File No. 001-09266

I am writing with respect to your letter to Ross McEwan, Chief Executive of National Westminster Bank Plc (“NatWest”), dated December 17, 2015 commenting on NatWest’s Form 20-F for the fiscal year ended December 31, 2014. Based on initial scoping and given the detailed nature of the points raised, we expect to be able to provide you with our response by 29 February 2016 and therefore respectfully request an extension to the deadline to respond until such date.

Please do not hesitate to contact me at the above telephone number or email address if you have any questions.

Yours sincerely

/s/ Katie Murray

Katie Murray

Director of Finance

Signed on behalf of National Westminster Bank plc

The Royal Bank of Scotland Group plc

Registered in Scotland No 45551

Registered Office: 36 St Andrew Square,

 Edinburgh EH2 2YB